UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 5, 2012, and entitled “Orbotech Announces Third Quarter 2012 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at September 30, 2012.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine and Three Month Periods ended September 30, 2012.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Nine and Three Month Periods Month Period ended September 30, 2012.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Nine and Three Month Periods ended September 30, 2012.

6.	Press release issued by the Registrant on, and dated, November 5, 2012, and entitled “Orbotech Announces Share Repurchase Program”.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2012 RESULTS

YAVNE, ISRAEL — November 5, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2012.

Revenues for the third quarter of 2012 totaled $98.9 million, compared to $101.3 million in the second quarter of 2012 and $144.4 million recorded in the third quarter of 2011. GAAP net loss for the third quarter of 2012 was $45.7 million, or $1.05 per share, compared to GAAP net loss of $0.8 million, or $0.02 per share in the second quarter of 2012 and GAAP net income of $14.7 million, or $0.34 per share (diluted), in the third quarter of 2011.

GAAP net loss for the third quarter of 2012 reflects: (a) a non-cash impairment charge of $30.0 million, or $0.69 per share, relating to intangible assets allocated to the Company’s flat panel display (“FPD”) business, following the assessment and testing of the value of those assets in light of the changed FPD industry and business conditions; (b) a write-down of inventories and a provision for open commitments in the amount of $14.3 million, or $0.33 per share, relating primarily to components for the Company’s FPD products, which takes into consideration the Company’s current inventory levels and its assessment as to anticipated future demand for its FPD products; and (c) $1.7 million of costs in connection with the ongoing Korean litigation, which are recorded in general and administrative expenses.

Revenues for the first nine months of 2012 totaled $300.4 million, compared to $432.0 million recorded in the first nine months of 2011. GAAP net loss for the first nine months of 2012 was $44.8 million, or $1.03 per share, compared to GAAP net income of $44.8 million, or $1.13 per share (diluted), in the first nine months of 2011.

Non-GAAP net loss for the third quarter of 2012 was $12.3 million, or $0.28 per share, compared to non-GAAP net income of $18.6 million, or $0.42 per share (diluted), in the third quarter of 2011. Non-GAAP net loss for the first nine months of 2012 was $1.7 million, or $0.04 per share, compared to non-GAAP net income of $55.7 million, or $1.40 per share (diluted), in the first nine months of 2011. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the printed circuit board (“PCB”) industry were $42.0 million in the third quarter of 2012, compared to $48.6 million in the second quarter of 2012 and $56.6 million in the third quarter of 2011; and sales of equipment to the FPD industry were $15.3 million in the third quarter of 2012, compared to $12.3 million in the second quarter of 2012 and $49.6 million in the third quarter of 2011. In the Company’s Recognition Software segment, sales were $2.0 million in the third quarter of 2012, compared to $1.7 million in the second quarter of 2012 and $1.8 million in the third quarter of 2011. In addition, service revenue for the third quarter of 2012 reached a quarterly record $39.6 million, compared to $38.7 million in the second quarter of 2012 and $36.4 million in the third quarter of 2011.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of $276.2 million and debt of $72 million, compared with cash, cash equivalents, short-term bank deposits and marketable securities of $279.1 million and debt of $80 million at the end of the second quarter of 2012. The Company generated cash of $7.9 million from continuing operations in the third quarter of 2012.

As previously announced, the Company is adopting certain measures designed to realign its infrastructure with current revenue levels and business conditions. These include a reduction in the Company’s worldwide workforce in the fourth quarter of 2012, consolidation of certain Company facilities and other cost-cutting measures, that will result in a restructuring charge of approximately $4.0 million, which will be recorded in the fourth quarter of 2012. The Company expects these measures to result in a reduction of approximately $10 - 12 million of annual operating expenses during 2013. Orbotech is continuing to invest in research and development programs to foster future growth, improve its technological leadership and enhance its worldwide customer service and support infrastructure.

As previously reported, the Company’s Korean subsidiary and six local employees have been indicted in Korea, and the investigation into the actions of employees of the Company and its subsidiaries outside Korea is ongoing. On October 26, 2012, the Korean court released on bail the three Korean employees who had previously been arrested. These legal proceedings are ongoing and the Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter.

The Company is also separately announcing today that, pursuant to approval granted by its Board of Directors, it proposes to allocate $30 million to undertake the purchase of its Ordinary Shares. Such purchases will be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

Commenting on the quarter, Rani Cohen, President and Chief Executive Officer, said: “The lower than expected revenue levels recorded for the third, and anticipated for the fourth, quarters of 2012 reflect the challenging business environment and associated high degree of uncertainty currently prevailing in our industries and throughout the global economy. These factors have impacted commercial and consumer spending, causing a number of PCB manufacturers to defer capital expenditure decisions. At the same time, while FPD manufacturers are beginning to experience higher utilization rates, which we believe will in the future translate into new orders for the Company, they remain very cautious at this time about placing new orders. We expect this overall business environment to continue through the first half of 2013, and are therefore taking action to realign our worldwide organization and workforce, while still investing in key product development capabilities. This will enhance our ability to maintain - and even improve - our leadership position within the industries that we serve and will allow us to capitalize on opportunities arising once business conditions begin to improve.”

An earnings conference call for the Company’s third quarter 2012 results is scheduled for Monday, November 5, 2012, at 9:00 a.m. EST. The dial-in number for the conference call is 773-756-4789, and a replay will be available on telephone number 203-369-3180 until November 19, 2012. The pass code is Q3. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2012

	September 30 2012	December 31 2011
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	231,617	151,237
Short-term bank deposits	29,708	145,292
Marketable securities	3,810
Accounts receivable:
Trade	179,434	196,232
Other	28,098	26,163
Deferred income taxes	7,600	6,580
Inventories	97,936	105,109

Total current assets	578,203	630,613

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	11,106
Funds in respect of employee rights upon retirement	11,758	11,846
Deferred income taxes	11,598	8,999
Other long-term investments	2,221	2,426

	36,683	23,271

PROPERTY, PLANT AND EQUIPMENT, net	25,729	26,664

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	15,595	54,491

	668,654	747,483

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	34,733	32,357
Other	47,654	57,590
Deferred income	19,367	25,910

Total current liabilities	133,754	147,857

LONG-TERM LIABILITIES:
Long-term bank loan	40,000	64,000
Liability for employee rights upon retirement	27,240	26,797
Deferred income taxes	1,708	1,759
Other tax liabilities	17,216	16,938

Total long-term liabilities	86,164	109,494

Total liabilities	219,918	257,351

EQUITY:
Share capital	2,101	2,092
Additional paid-in capital	274,071	270,966
Retained earnings	229,303	274,148
Accumulated other comprehensive income (loss)	(112)	(1,460)

	505,363	545,746
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	448,171	488,554
Non-controlling interest	565	1,578

Total equity	448,736	490,132

	668,654	747,483

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2012

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2012	2011	2012	2011	2011
	U.S. dollars in thousands (except per share data)
REVENUES	300,430	431,980	98,876	144,364	565,313
COST OF REVENUES	174,246	251,405	59,568	83,675	329,442
WRITE- DOWN OF INVENTORIES	14,255		14,255		6,743

GROSS PROFIT	111,929	180,575	25,053	60,689	229,128
RESEARCH AND DEVELOPMENT COSTS - net	54,062	62,582	17,938	21,332	84,180
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	57,160	53,689	19,203	17,993	72,583
AMORTIZATION OF INTANGIBLE ASSETS	8,916	9,213	2,852	3,071	12,304
RESTRUCTURING CHARGES	1,918
IMPAIRMENT OF INTANGIBLE ASSETS	29,980		29,980

OPERATING INCOME (LOSS)	(40,107)	55,091	(44,920)	18,293	60,061
FINANCIAL EXPENSES - net	5,247	5,706	1,808	1,810	6,551

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	(45,354)	49,385	(46,728)	16,483	53,510
TAXES ON INCOME (TAX BENEFIT)	222	5,822	(742)	1,703	7,677

	(45,576)	43,563	(45,986)	14,780	45,833
SHARE IN LOSSES OF ASSOCIATED COMPANY	115	109	50	49	179

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(45,691)	43,454	(46,036)	14,731	45,654
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363			1,363

NET INCOME (LOSS)	(45,691)	44,817	(46,036)	14,731	47,017
NET INCOME (LOSS) ATTRIBUTABLE TO
THE NON-CONTROLLING INTEREST	(846)	25	(342)	25	(322)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	(44,845)	44,792	(45,694)	14,706	47,339

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS	(44,845)	43,429	(45,694)	14,706	45,976
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363			1,363

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	(44,845)	44,792	(45,694)	14,706	47,339

EARNINGS PER SHARE:
INCOME (LOSS) FROM CONTINUING OPERATIONS:
BASIC	$(1.03)	$1.12	$(1.05)	$0.34	$1.15

DILUTED	$(1.03)	$1.09	$(1.05)	$0.34	$1.13

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$(1.03)	$1.15	$(1.05)	$0.34	$1.19

DILUTED	$(1.03)	$1.13	$(1.05)	$0.34	$1.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	43,482	38,785	43,537	43,177	39,909

DILUTED	43,482	39,759	43,537	43,872	40,816

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2012

	9 months ended September 3 0		3 months ended September 3 0		12 months ended December 31
	2012	2011	2012	2011	2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(45,691)	44,817	(46,036)	14,731	47,017
Adjustment to reconcile net income to net cash provided by operating activities:
Income from discontinued operations		(1,363)			(1,363)
Depreciation and amortization	14,724	15,073	4,791	5,095	19,958
Impairment of Intangible assets	29,980		29,980
Compensation relating to equity awards granted to employees and others - net	2,286	2,915	480	778	3,728
Increase (decrease) in liability for employee rights upon retirement	720	(54)	626	(516)	(704)
Non-cash expenses in respect of restructuring	601
Deferred income taxes	(3,670)	2,335	(2,471)	1,038	2,584
Loss from sales and write down of marketable securities		395			395
Others	1,142	1,069	847	1,023	1,224
Decrease (increase) in accounts receivable:
Trade	16,798	(43,485)	2,889	(12,703)	(42,714)
Other	(1,860)	1,121	(462)	1,524	2,698
Increase (decrease) in accounts payable and accruals:
Trade	2,376	13,271	5,008	(12,841)	5,822
Deferred income and other	(15,161)	5,753	739	3,508	6,105
Decrease (increase) in inventories	7,574	(8,116)	11,504	1,805	6,870

Net cash provided by operating activities - continuing operations	9,819	33,731	7,895	3,442	51,620
Net cash used in operating activities - discontinued operations		(740)		0	(787)

Net cash provided by operating activities	9,819	32,991	7,895	3,442	50,833

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(6,561)	(5,188)	(3,102)	(2,803)	(7,554)
Withdraw (placement) of bank deposits	115,584	(127,300)	50,010	(67,300)	(142,325)
Realization (purchase) of marketable securities	(14,935)	1,967			1,967
Other investment		(2,310)		(810)	(2,810)
Proceeds from disposal of property, plant and equipment		35			35
Decrease (increase) in funds in respect of employee rights upon retirement	(189)	(13)	41	200	331

Net cash provided by (used in) investing activities - continuing operations	93,899	(132,809)	46,949	(70,713)	(150,356)
Net cash provided by investing activities - discontinued operations		9,155			9,155

Net cash provided by (used in) investing activities	93,899	(123,654)	46,949	(70,713)	(141,201)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(24,000)	(24,000)	(8,000)	(8,000)	(32,000)
Employee stock options exercised	662	1,649	51	219	2,063
Proceeds from issuance of shares, net		90,683			90,683

Net cash provided by (used in) financing activities	(23,338)	68,332	(7,949)	(7,781)	60,746

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	80,380	(22,331)	46,895	(75,052)	(29,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	151,237	180,859	184,722	233,580	180,859

CASH AND CASH EQUIVALENTS AT END OF PERIOD	231,617	158,528	231,617	158,528	151,237

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2012

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2012	2011	2012	2011	2011
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	(40,107)	55,091	(44,920)	18,293	60,061

Equity based compensation expenses	2,230	2,915	480	778	3,728
Restructuring charges	1,918
Impairment of Intangible assets	29,980		29,980
Amortization of intangible assets	8,916	9,213	2,852	3,071	12,304

Non-GAAP operating income	2,937	67,219	(11,608)	22,142	76,093

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	(44,845)	44,792	(45,694)	14,706	47,339

Equity based compensation expenses	2,230	2,915	480	778	3,728
Amortization of intangible assets	8,916	9,213	2,852	3,071	12,304
Income from discontinued operations		(1,363)			(1,363)
Restructuring charges	1,918
Impairment of Intangible assets	29,980		29,980
Share in losses of associated company	115	109	50	49	179

Non-GAAP net income (loss) from continuing operations	(1,686)	55,666	(12,332)	18,604	62,187

Non-GAAP earnings per diluted share	$(0.04)	$1.40	$(0.28)	$0.42	$1.52

Shares used in earnings per diluted share calculation-in thousands	43,482	39,759	43,537	43,872	40,816

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2011.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SHARE REPURCHASE PROGRAM

YAVNE, ISRAEL — November 5, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced that the Company’s Board of Directors (the “Board”) approved the allocation of $30 million for the repurchase of the Company’s outstanding ordinary shares, NIS 0.14 nominal (par) value each (“Ordinary Shares”). Such repurchases may be made in the open market, in privately negotiated transactions or in block transactions, at the discretion of the Company. The timing and amount of specific repurchases are subject to the requirements of the Securities and Exchange Commission, market conditions, alternative uses of capital and other factors. The Company may enter into Rule 10b5-1 plans to facilitate repurchases under the program. A Rule 10b5-1 plan would generally permit the Company to repurchase the Ordinary Shares at times when it might otherwise be prevented from doing so under certain securities laws. Purchases will be funded from available cash and may be commenced, suspended or discontinued at any time without prior notice. Ordinary Shares repurchased under the program will be held in treasury (unless retired by action of the Board) and any Ordinary Shares held in treasury may be used by the Company in connection with the Company’s equity award and other employee benefit plans and for any additional purpose as may be determined from time to time by the Board.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date:	November 6, 2012